Exhibit 99.1

ProQR and Rett Syndrome Research Trust Join Forces with Axiomer™ RNA Editing Collaboration

•	Partnership focused on utilizing Axiomer™ to develop editing oligonucleotides targeting an underlying genetic variant that causes Rett syndrome
•	Collaboration expands ProQR’s commitment to advance the development of therapies for central nervous system diseases

LEIDEN, Netherlands & CAMBRIDGE, Mass., January 5, 2024 – ProQR Therapeutics NV (Nasdaq: PRQR) (ProQR), a company dedicated to changing lives through transformative RNA therapies based on its proprietary Axiomer™ RNA editing technology platform, today announced a collaboration with the Rett Syndrome Research Trust (RSRT) that will focus on the design and development of editing oligonucleotides (EONs) using ProQR’s Axiomer technology platform targeting the transcription factor Methyl CpG binding protein 2 (MECP2) and correcting mutations of interest.

“The Rett Syndrome Research Trust is the leading patient advocacy group championing a cure for Rett syndrome and we look forward to collaborating with them to further expand the broad applicability of our Axiomer RNA editing technology to Rett syndrome, a rare neurodevelopment disorder with significant unmet medical need,” said Daniel A. de Boer, Chief Executive Officer of ProQR. “Axiomer has the potential to restore precise levels of the MECP2 protein, which is lacking in Rett syndrome. This collaboration marks an important step in accelerating the development of Axiomer in CNS, one of our initial areas of strategic focus along with liver-originated diseases.”

“ProQR’s leading RNA editing technology platform, coupled with their deep expertise in developing oligonucleotide therapies will offer an exciting pathway to develop new therapies for Rett Syndrome. RNA approaches can offer several advantages, including, for example, that because of their small size they do not require viral delivery,” said Bob Deans, RSRT’s Chief Technology Officer and Head of Research. “Building on work RSRT has been funding in the laboratory of Dr. Peter Beal at UC Davis, we are excited to now also work closely with ProQR to advance RNA editing as a potential therapeutic approach for Rett syndrome.”

RSRT awarded ProQR approximately $1 million as a research grant for the initial phase of the project, which will encompass editing oligonucleotide design and optimization, including evaluation in in vivo models for editing efficacy and MECP2 protein recovery. It is the intent of the partnership to be continued by an expanded co-funding arrangement following the initial discovery work. The co-funding of the next phase of the collaboration would enable clinical development of an Axiomer-based therapeutic for Rett syndrome MECP2.

About Axiomer™

ProQR is pioneering a next-generation RNA base editing technology called Axiomer™, which could potentially yield a new class of medicines for diverse types of diseases. Axiomer “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells called ADAR (Adenosine Deaminase Acting on RNA). Axiomer EONs are designed to recruit and direct endogenously expressed ADARs to change an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G) – correcting an RNA with a disease-causing mutation back to a normal (wild type) RNA, modulating protein expression, or altering a protein so that it will have a new function that helps prevent or treat disease.

About Rett Syndrome

Rett syndrome is a progressive neurodevelopmental disorder caused by genetic mutations in the Methyl CpG binding protein 2 (MECP2) and diagnosed primarily in females. It is characterized by apparently normal psychomotor development during the first six to 18 months after birth, followed by a period of developmental stagnation, then a regression in language and motor skills, followed by long-term relative stability. During the phase of regression, affected patients develop repetitive, stereotypic hand movements that replace purposeful hand use. Additional symptoms include gait ataxia and apraxia, seizures, tremors, episodic apnea and/or hyperpnea, gastrointestinal issues, scoliosis and musculoskeletal problems, anxiety and sleep issues and bruxism.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer™, which uses a cell’s own editing machinery called ADAR to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for both rare and prevalent diseases with unmet need. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

Forward Looking Statements for ProQR

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “continue,” "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding our collaboration with RSRT, including the plan of the collaboration and the intended benefits thereof, our ability to complete the initial phase of the project and expand the collaboration, our business, and the further development and advancement of our Axiomer™ platform, including our anticipated strength and our continued investment in it, as well as the potential of our technologies and product candidates. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our most recent annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted shortage and pressure on supply and logistics on the global market; the likelihood of our preclinical and clinical programs being initiated and executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers or suppliers to supply materials for research and development and the risk of supply interruption or delays from suppliers or contract manufacturers; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners, including the collaboration with Eli Lilly and Company; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties; and risks related to macroeconomic conditions and market volatility resulting from global economic developments, geopolitical instability and conflicts. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com

or
Peter Kelleher
LifeSci Advisors
T: +1 617 430 7579
pkelleher@lifesciadvisors.com

Media contact:
Robert Stanislaro
FTI Consulting
T: +1 212 850 5657
robert.stanislaro@fticonsulting.com